OFI Global Asset Management, Inc.

Two World Financial Center

225 Liberty Street, 11th Floor

New York, New York 10281-1008

February 7, 2014

Via Electronic Transmission

Mr. Mark A. Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	Oppenheimer International Growth Fund/VA, a series of Oppenheimer Variable Account Funds (File Nos. 02-93177, 811-04108)

Dear Mr. Cowan:

We have reviewed your comments, provided December 27, 2013, to the Registration Statement for Oppenheimer Variable Account Funds (the “Trust”), on behalf of its new series, Oppenheimer International Growth Fund/VA (the “Registrant” or the “Fund”) filed with the Securities and Exchange Commission (the “Commission”) on November 25, 2013 under Rule 485(a) of the Securities Act of 1933 (the “Registration Statement”). For your convenience, we have included each of your comments in italics below, followed by our response. Any undefined capitalized terms used below correspond to terms the Registrant uses in the Registration Statement.

1.	Comment: Please explain supplementally whether the new fund will be available for purchase before the merger. If so, please explain why it is appropriate to carry over performance (assuming this is the intention) before the merger.

Response: The new Fund will not be available for purchase before the merger.

2.	Fees and Expenses of the Fund

a.	Comment: Either remove the caption “Shareholder Fees,” or change “None” to N/A. Some of these fees may be assessed at the contract level.

Response: We read Item 3 of Form N-1A to prohibit removal of the caption “Shareholder Fees.” We also note that the introductory paragraph to the table includes the following, which we believe addresses the concern you raise:

The accompanying prospectus of the participating insurance company provides information on initial or contingent deferred sales charges, exchange fees or redemption fees for that variable life insurance policy, variable annuity or other investment product. The fees and expenses of those products are not charged by the Fund and are not reflected in this table. Expenses would be higher if those fees were included.

Accordingly, we do not believe it necessary to change “None” to “N/A.”

b.	Comment: Disclose in a footnote that “Other Expenses” are based on estimated amounts for the current fiscal year. Instruction 6(a) to Item 3. Also, please complete only the 1- and 3-year period portions of the Example. Otherwise, please explain supplementally the legal basis for not treating the Fund as a new fund.

Response: We have made the revisions as requested.

c.	Comment: Please state that the Example does not include any fees or charges imposed by the variable insurance contract and indicate that as a result expenses would be higher.

Response: We believe that the introductory paragraph referenced in response to Comment 2.a, above, adequately informs the reader that the Example does not include any fees or charges imposed by the variable insurance contract.

3.	Principal Risks

a.	Comment: It appears that there are certain risks described in the Item 9 disclosure that are not summarized as principal risks in Item 4 (e.g., risks associated with Time-Zone Arbitrage, Eurozone Investment Risks, and Price Arbitrage).

Response: Item 4(b)(1) of Form N-1A states, “[b]ased on the information given in response to Item 9(c), summarize the principal risks of investing in the Fund, including the risks to which the Fund’s portfolio as a whole is subject…” We interpret this requirement consistent with, we believe, the Commission's view that, “the purpose of the summary risk disclosure in a fund's prospectus is to identify briefly the principal risks of investing in the particular fund and to emphasize those risks reasonably likely to affect the fund's performance. In light of this purpose, the Commission expects a fund, in meeting this requirement, to present only a succinct summary of the principal risks of investing in the fund and not to repeat the fuller discussion of these risks required elsewhere in the prospectus.”1 We believe the risk disclosure in Item 4 of the Fund’s prospectus satisfies the N-1A requirement and appropriately informs shareholders of the overall risks to the Fund on the whole in a succinct, summary manner,

b.	Comment: Please indicate whether “Other Investment Strategies and Risks” are considered principal strategies and risks. If not, please move the disclosure to the Item 16 discussion of investment strategies and risks.

Response: The strategies and risks disclosed under “Other Investment Strategies and Risks” are not deemed to be principal. We believe that the sub-section titled “Other Investment Strategies and Risks” – when viewed in contrast with the earlier sub-section titled “The Fund’s Principal Investment Strategies and Risks” and read in conjunction with the introductory disclosure that follows, “[t]he Fund can also use the investment techniques and strategies described below. The Fund might not use all of these techniques or strategies or might only use them from time to time” – makes clear that the strategies and risks disclosed thereunder are not principal.

Importantly, we note that General Instruction 3(b) to Form N-1A provides that, “a Fund may include, except [in its summary prospectus section], information in the prospectus or the SAI that is not otherwise required.” It is clear that Item 9 requires the Fund to disclose the principal risks of investing in the Fund, including those that the Fund as a whole are expected to be subject to. However, we read General Instruction 3(b) to allow the inclusion of other information too.

When determining what the Fund’s “principal” strategies and risks are, we use Instruction 2 to Item 9(b)(1) of Form N-1A as our guide (“Instruction 2”); and we have included all of the strategies and risks that we consider "principal" in the Item 4 and Item 9 sections of the prospectus. However, consistent with the directive in Instruction 2 to consider a host of factors, we do not believe that all risks associated with a Fund’s "principal strategy” are necessarily "principal risks”; and not all strategies associated with the Fund’s "principal risks” are necessarily "principal strategies.” In this regard, we believe that the strategies and risks associated with a given Fund are unique to that Fund.

In light of the above, we believe that certain strategies and risks, while not “principal,” are more appropriately disclosed in the statutory part of the prospectus because, among other reasons, of their potential impact (e.g., the exponential impact associated with derivatives), of their impact on certain parts of the Fund’s portfolio, or more simply a restriction that allows a maximum percentage of the Fund’s assets that may be substantial to be used, although that maximum percentage may not be reached (e.g., such as the Fund’s investing in domestic securities or illiquid and restricted securities).

Accordingly, we respectfully decline the proposed change.

4.	Performance

Comment: As this is a new fund, please state that no performance is available (rather than including blank performance tables). If you intend to show the performance of the predecessor fund, please state your authority for doing so or state that you are showing performance of a predecessor in the pre-amble to the performance section.

Response: We consider the Fund to be a “new fund” until the merger is completed. Accordingly, we have deleted the performance table and provided disclosure consistent with your comment to state that no performance is available. Upon completion of the merger and offering of the Fund, we will disclose in a footnote to the performance table that the performance is that of the predecessor fund.

5.	Limitation of Frequent Transactions

Comment: Please clarify whether or not the Fund discourages or accommodates frequent purchases and redemptions. Item 11(e)(4)(i) and (ii).

Response: We believe that the following disclosures under the section “Under Limitations on Frequent Transactions” makes clear that the Fund discourages frequent purchases and redemptions:

“[T]he Sub-Adviser and the Fund’s Board have adopted the following policies and procedures to detect and prevent frequent and/or excessive purchase and redemption activity, while addressing the needs of investors who seek liquidity in their investment.”

“Policies on Disruptive Activity. The Transfer Agent and the Distributor, on behalf of the Fund, have entered into agreements with participating insurance companies designed to detect and restrict excessive short-term trading activity by contract or policy owners or their financial advisers in their accounts. The Transfer Agent generally does not consider periodic asset allocation or re-balancing that affects a portion of the Fund shares held in the account of a policy or contract owner to be “excessive trading.” However, the Transfer Agent has advised participating insurance companies that it generally considers certain other types of trading activity to be “excessive,” such as making a “transfer” out of the Fund within 30 days after buying Fund shares (by the sale of the recently purchased Fund shares and the purchase of shares of another fund) or making more than six “round-trip transfers” between funds during one year.”

“Monitoring the Policies. The Fund’s policies and procedures for detecting and deterring frequent or excessive trading are administered by the Fund’s Transfer Agent . . . [t]he Transfer Agent will, subject to the limitations described in this section, limit or terminate the trading activity of any person, group or account that it believes would be excessive or disruptive.”

6.	Disclosure of Portfolio Holdings

Comment: Please disclose the frequency and lag of holding information provided to the listed parties. See Item 16(f)(2) and 16(f)(1)(iii).

Response: Consistent with Item 16(f) of Form N-1A, the subsection “Portfolio Holdings Disclosure Policy” under “Disclosure of Portfolio Holdings” in the Fund’s SAI clearly discloses the frequency and the lag of the disclosure of the Fund’s portfolio holdings to those entities that have appropriate arrangements.

* * * * *

The undersigned hereby acknowledges that (i) should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions you may have regarding the Registration Statement or this letter to the undersigned at:

Taylor V. Edwards

OFI Global Asset Management, Inc.
Two World Financial Center
225 Liberty Street, 16th Floor
New York, New York 10281-1008
212-323-0310
tedwards@oppenheimerfunds.com

Sincerely,

/s/ Taylor V. Edwards
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Taylor V. Edwards Vice President & Senior Counsel

cc:	Arthur S. Gabinet, Esq.
Lori E. Bostrom, Esq.
Ed Gizzi, Esq.
K&L Gates LLP

1 Registration Form Used by Open-End Management Investment Companies, Rel. No. 33-7512 (March 13, 1998).